Exhibit 7.13

ShanghaiMed, Inc.,

Attn. Mr. Ligang Zhang

Wickhams Cay I, Palm Grove House

ROAD TOWN

BRITISH VIRGIN ISLANDS

Account no. 318.8688

Zurich, 22nd of March 2018

ADDENDUM to the Credit Agreement and the General Pledge and Assignment Agreement

Dear Sirs

We refer to the following documents agreed between Bank Julius Baer & Co. Ltd. (“the Bank”) and ShanghaiMed Inc., Road Town — British Virgin Islands (“the Borrower”) respectively:

1.              Credit Agreement signed by the Borrower dated 1st of November 2017

2.              General Pledge and Assignment Agreement signed by the Borrower dated 1st of November 2017

The expressions used herein shall have the same meaning as defined in the above mentioned documents. “Transaction Documents” means this Addendum, the aforementioned Credit Agreement and the General Pledge and Assignment Agreement, including all documents incorporated by reference in any of these agreements.

Credit Limit

The maximum available Credit Limit is defined — not only at the time of the initial approval but continuously — by the lower of the following amounts:

•                  the Lending Value — determined at the sole discretion of the Bank — of the Collateral as defined below;

•                  USD 12’000’000.— (USD Twelve Million) maximum, including accrued interests (max drawdown available is USD 11’500’000 (USD Eleven Million Five Hundred Thousand)

Utilization of the Credit Limit

The utilisation of the Credit Limit is restricted to the following loans:

•                  current account overdraft

•                  fixed term advances

BANK JULIUS BAER & CO. LTD.

Bahnhofstrasse 36, P.O. Box, CH-8010 Zurich, Telephone +41 (0) 58 888 1111, Fax +41 (0) 58 888 1122, www.juliusbaer.com

Purpose of Credit Limit

This Credit Limit will be used to make investments with the Bank and/or outflow, including the Borrower’s repayment of an outstanding loan

Duration / Maturity Date

The Credit Facility is granted on an uncommitted basis, automatically renewed at its expiration, is valid until further notice.

Interest Rates and Grossing up

Cost of Fund rate (in case of negative interest rates at least 0.1%) plus a Margin for fixed term advances with a term of no longer than 12 months.

The Margin is defined as follows:

•                  1.1%

The interest rates for current account overdraft are based on the according interest rates that are defined by the Bank from time to time.

All payments to the Bank of interest and principal shall be made on a net basis without set-off, counterclaims or deductions of any kind and be grossed up of any current and future charges, fees, duties etc. and of any current or future liabilities to income tax, withholding tax, stamp duty or other taxes.

The Bank is not obliged to apply for benefits under any treaties, laws and regulations. The Bank has the right to refuse any filing of documents or any reporting without being obliged to provide reasons for such a refusal.

Collateral

•                  all Borrower’s present and future assets, claims and rights deposited at the Bank according to the General Pledge and Assignment Agreement; and

•                  each in form and substance satisfactory to the Bank at its sole discretion, including but not limited to:

Min./Max. 1,256,820 of AKT. IKANG HEALTHCARE GROUP INC shares (-ADR- REPR 1/2 SH -A-) ISIN US45174L1089, listed on Nasdaq, USA

Lending Value

The Bank assigns maintenance LTV of currently 50% to IKANG HEALTHCARE GROUP INC shares (-ADR- REPR 1/2 SH -A-) shares (“the Shares”).

The Lending Value of any further Collateral will be determined by the Bank at its sole discretion.

Collateral Top-up Events

The Bank is entitled to call upon the Borrower to provide additional Collateral (cash, cash- equivalent assets or other assets acceptable to the Bank at its sole discretion) upon occurrence of the following Collateral Top-up Events:

•                  total outstanding amounts including accrued interests (after deduction of the Lending Value of further Collateral acceptable to the Bank other than the Shares) exceed total maintenance value of Collateral (as determined at the sole discretion of the Bank);

•                  the Lending Value of further Collateral acceptable to the Bank (in case all the Shares are sold) is no longer satisfactory to the Bank (at its own discretion);

•                  Aggregate price drop of IKANG Shares shares exceeds 60% Loan to Value from reference share price at execution date of Addendum by the Borrower (close of business).

•                  Any Margin call will be advised via the Registered Investor Advisor Managing the Account.

In such case the Bank — according to the General Pledge and Assignment Agreement — is authorized but not obligated to issue a Margin Call to inform the Borrower about such shortfall and request immediate adjustment of the overdrawn position. However, the Bank is entitled to tolerate such overdrafts without notice to the Borrower without constituting a waiver of the Bank’s rights or entailing any responsibility for the Bank. According to the General Pledge and Assignment Agreement the requested adjustment can be accomplished — in particular but not limited to — by selling Collateral, by closing open positions, by supplying additional assets considered acceptable and adequate by the Bank (in its sole discretion) or by a remittance of funds.

The requested adjustment under the Margin Call has to be fulfilled at the latest by 12:00 a.m. Zurich time on the 2nd business day following the Margin Call.

Close-out Event

In the event that

•                  the Borrower fails to honor the Margin Call as stated above;

•                  the Aggregate price drop of IKANG Shares shares exceeds 65% Loan to Value from reference share price at execution date of Addendum by the Borrower (close of business). Any sell out will be advised via the Registered Investor Advisor Managing the Account;

•                  any of the Representations and Warranties stated below has not been met respectively is or becomes at any time untrue; or

•                  any other close-out events (however described) and/or termination reasons stipulated in the Transaction Documents (in particular without limitation sec. 13 of the Credit Agreement) occur;

all outstanding amounts under the Transaction Documents including all utilized loans, unpaid/accrued interest and all costs, charges, fees and expenses incurred in conjunction with the terms of the Transaction Documents automatically become due and payable with immediate effect, and the Bank is entitled, but not obliged, without further notice to the Borrower to freely liquidate all Collateral at its sole discretion and to set off the liquidation proceeds against the outstanding amounts, regardless of the currency. Should the Bank fully or partly refrain from exercising its right to dispose of Collateral, or delay in doing so, this neither constitutes a waiver of the Bank’s rights nor does it entail any responsibility for the Bank.

Representations and Warranties

The Borrower undertakes and covenants to supply to the Bank as soon as practicable after the same becomes available, but in any event within 9 months after the end of each of its financial years, its consolidated financial statements for that financial year, together with a certified English translation.

The Borrower and/or the shareholders of the Borrower (“the Shareholders”) warrant and represent to never:

•                  provide the Bank with insider relevant information;

•                  buy, sell or carry out other transactions involving, directly or indirectly, for his own account or for the account of the Bank, the Collateral or the assets to be pledged/assigned to the Bank using such information; or

•                  transmit investment advice to the Bank or encourage the Bank to trade on the basis of such information.

“Insider relevant information” is defined by the applicable laws and regulations and means — in particular but not limited to — any information having a precise content concerning financial instruments or issuers of financial instruments that has not been made public and that, if made public, would be likely to have a significant effect on the price of such instruments.

The Borrower further guarantees, warrants and represents:

(i)                                     that the Borrower has the necessary legal, financial and corporate power and capacity to enter into, perform and deliver, and have taken all necessary action to authorise its entry into, performance and delivery of, the Transaction Documents;

(ii)                                  that the entry into and performance of, and the transactions contemplated by, the Transaction Documents by the Borrower is and will be fully compliant to its Memorandum and Articles of Association, By-Laws, special resolutions, any agreements of the shareholders and to the laws and regulations applicable to it and  that the Transaction Documents will when executed constitute valid, binding and enforceable obligations on the Borrower in accordance with their terms;

(iii)                               that all authorisations, reporting and filings required or desirable to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents have been obtained or effected and are in full force and effect;

(iv)                              that the Borrower is solvent, duly incorporated and validly existing as a company under the laws of the British Virgin Island and that no corporate or other action has been taken by the Borrower (and no steps have been taken or legal proceedings started against it) for the liquidation, winding up, dissolution, reorganisation or administration of, or for the appointment of a liquidator, receiver, administrator, administrative receiver or similar officers of the Borrower or all or any of its assets;

(v)                                 that any dividends and other distributions which accrue in relation to any period after drawdown in respect to the Shares shall be paid directly to the Bank;

(vi)                              that all those assets, claims and rights stated as being subject to Transaction Documents — in particular but not limited to the Shares — are free of any further charges or encumbrances as well as of any limitations and restrictions with regard to their constant transferability and/or attachability;

(vii)                           that the execution and performance of, and the transactions contemplated by, the Transaction Documents do not and will not violate or conflict with any law, regulation or contractual obligation applicable to the Borrower (especially non-violation of any Pari Passu or Negative Pledge clauses and including any other restrictions imposed by the constitutional documents);

(viii)                        not to do or cause or permit to be done anything which will, or could be reasonably expected to, adversely affect the security interest or the rights of the Bank created pursuant to the Transaction Documents or which in any way is inconsistent with or depreciates, jeopardises or otherwise prejudices security interest or the rights of the Bank;

(ix)                              to provide the Bank with all necessary information, as may be requested by the Bank, on the Borrower and/or the Shareholders, including their capacity to provide Top-up Collateral and/or repay any amount outstanding under the Credit Facility as well as any additional information to be agreed between the Borrower and the Bank from time to time

(x)                                 that, as at the date of the Borrower signing the Transaction Documents, no event has occurred which — had it occurred after such date — would have constituted an Event of Default as defined below.

The Borrower shall immediately notify the Bank if any of the Representations and Warranties stated above have not been met or have become untrue respectively.

Events of Default

The following events shall constitute Events of Default as determined by the Bank at its sole discretion:

(i)                                   any change affecting the control and ownership of the  Borrower, if this is the result of  a sale to a party external to the controlling family;

(ii)                                material adverse changes (for important reasons beyond the influence of the Bank, in particular if the Bank — at its sole discretion — considers that the Borrower’s financial status and/or earning situation has deteriorated considerably, or if the Borrower’s assets have become exposed to a major threat);

(iii)                             any breach by the Borrower of any terms of the Transaction Documents or failure to observe or perform any of the Borrower’s other obligations to the Bank;

(iv)                            any effect, event or matter or any current, pending corporate action, litigation, arbitration, administrative or insolvency proceedings or any amendments to the laws and regulations applicable to the Borrower or other procedure having materially the same effects against the Borrower;

(v)                               significant material reservations on the Financials of the Borrower;

(vi)                            declaration of an event of default (however described) or Cross Default as defined below against the Borrower and/or any of their affiliates and/or subsidiaries; whereas

Cross Default is defined as:

a)                           any outstanding loan or debt of the Borrower is not paid when due;

b)                           any outstanding loan of the Borrower is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default and/or accelerating clauses (both however described);

c)                            any commitment for any outstanding loans of the Borrower is cancelled or suspended by a creditor of the Borrower as a result of an event of default (however described);

d)                           no Event of Default will occur under this Clause if the aggregate amount of outstanding loans or debts or commitment for outstanding loans or debts falling within paragraphs (a) to (c) above is less than USD 10’000’000.— (or its equivalent in any other currency or currencies).

The Borrower shall immediately notify the Bank of the occurrence of an Event of Default or of any circumstance giving rise to an Event of Default and of the steps being taken to remedy it.

The Borrower acknowledges and accepts that, in addition to all other rights and remedies available to it and any termination reasons set forth elsewhere in the Transaction Documents (in particular without limitation sec. 13 of the Credit Agreement), on and at any time after the occurrence of an Event of Default the Bank may at its sole discretion by notice to the Borrower:

(a)                                 cancel the Credit Limit with immediate effect;

(b)                                 declare that all or part of the accrued or outstanding amounts under the Transaction Documents be immediately due and payable, whereupon they shall become immediately due and payable;

(c)                                  declare that all or part of the accrued or outstanding amounts under the Transaction Documents be payable on demand, whereupon they shall immediately become payable on demand by the Bank; and/or

(d)                                 liquidate the Collateral.

Nonetheless, the Bank shall have the right, but not the obligation, to defer taking any of the actions outlined above for a certain period of time (the “Cure Period”) and to use its sole discretion and judgment to do so, based on the severity of the circumstances giving rise to an Event of Default and the steps being taken to remedy it

Conditions Precedent

The Bank’s obligation to advance any amount under the Transaction Documents is subject to the condition that the Bank has received the following documents in a form and substance satisfactory to the Bank:

•                  Addendum to the Credit Agreement and the General Pledge and Assignment Agreement, duly signed

•                  The Shares and further Collateral are deposited with the Bank in a form satisfactory to the Bank at its sole discretion and freely transferable and disposable at any time; and

•                  any other document as the Bank may require at its sole discretion, to be notified to Borrower in writing at least three business days before the proposed closing/funding date.

Miscellaneous

The Bank may at its sole discretion, at any time and without notice to the Borrower, adjust with immediate effect the percentage figures mentioned under “Lending Value”, to reflect — in particular but not limited to — changes in economic, market or liquidity conditions.

The Borrower hereby accepts to pay directly, or to reimburse the Bank for any payment of (as applicable), any costs and expenses related to the present Credit Limit, the organization of drawing up of the Collateral as well as any expenses incurred by the Bank due to any legal action the Bank has been obliged to initiate in order to have all outstanding amounts under the Transaction Documents — including all utilized loans, unpaid/accrued interest and all costs, charges, fees and expenses (capped at USD 100’000) incurred in conjunction with the terms of the Transaction Documents — repaid and/or the Collateral enforced.

The Borrower confirms that it is its sole responsibility to obtain advice on and to comply with  all reporting obligations, disclosure requirements, exchange restrictions, market rules and tax rules under the respective relevant countries and any other laws and regulations applicable to it.

Any amendment to or modification of this Addendum, including this provision, shall be made in writing and shall be signed by all parties to this Addendum.

If any part of this Addendum is found partially or wholly invalid or unenforceable, that part shall be amended and replaced by a provision which achieves, as nearly as possible, the same economic effect as the original provision and, the remainder of this Addendum shall remain in full force and effect. Each party to this Addendum is required to inform the other party promptly in writing should it consider this Addendum partially or wholly invalid and/or unenforceable. In the case of any inconsistencies between this Addendum and other agreements between the parties to this Addendum, this Addendum shall prevail.

If the Bank has not received this Addendum duly signed by the Borrower on or before 31st of March 2018 (date of receipt), this Addendum shall become null and void. In case the Conditions Precedent are not fully met (or waived by the Bank) and/or the Borrower has not drawn down the whole Credit Limit within 10 days from the signing date or such later date as may be confirmed by the Bank (at its absolute discretion) to the Borrower, the Bank has the right to resign from this Addendum with immediate effect. In such case the Bank will inform the Borrower accordingly in writing. This Addendum forms an integral part of the Credit  Agreement and the General Pledge and Assignment Agreement and shall be governed by and construed in accordance with substantive Swiss law (with the exclusion of law of conflicts rules). It replaces any Addendum and any amendment thereof previously issued by the Bank.

Exclusive place of jurisdiction for all proceedings is Zurich 1; however, the Bank shall have the right to refer any claim against the Borrower to any other court of competent jurisdiction. It is drawn up in duplicate. The Borrower and the Bank shall receive one copy each. Please provide the Bank with the enclosed duplicate duly signed.

We are looking forward to a prosperous business relationship.

Yours sincerely,

Bank Julius Baer & Co. Ltd.

Accepted on the terms and conditions stated herein:

ShanghaiMed, Inc

/s/ Lee Ligang Zhang	Beijing 23 March, 2018
(Stamp and Borrower’s signatures)	(Place and date)

Enclosure

•                                          Duplicate of the Addendum